FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange act of 1934

For the month of April 2003

Marsulex Inc.

111 Gordon Baker Road, Suite 300
North York, ON
M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	____	No	X

MARSULEX

N E W S   R E L E AS E

MARSULEX ANNOUNCES ALLIANCE TO COMMERCIALIZE NEW
AIR POLLUTION CONTROL TECHNOLOGY

Alliance with World Class Partners will Market Solution to Electric Utilities

TORONTO, April 4, 2003 –Marsulex Inc. (TSX: MLX) announced today that is has formed an alliance with two other world leading organizations to commercialize a new air pollution control technology for sulphur trioxide emissions, and has filed preliminary patents for the technology. The group has begun marketing the solution to electric utilities.

The new technology provides a solution to a growing environmental problem facing electric utilities — a visible blue SO3 plume from power station stacks that does not dissipate in the atmosphere.

Marsulex, which developed the solution, says it began researching the technology some time ago, beginning with field tests at two US power stations, and further developed and tested it at the Energy &Environmental Research Center (EERC) in North Dakota, one of the leading developers of energy and environmental technologies in the world. Marsulex, EERC and Alstom Power Inc, Air Preheater Company (APC), the leading provider of air preheaters to the utility industry, have now formed a business alliance to commercialize the technology.

Marsulex President and Chief Executive Officer, David Gee, said the solution is a timely and cost-effective one for many coal-fired utilities. “The recent addition of pollution control devices to deal with sulphur dioxide emissions and nitrogen oxide (NOx) emissions is causing an interaction with SO3 emissions that is creating a visible plume problem that is difficult to predict and for which there has been no cost-effective solution. Ours is a totally system engineered technology solution that is specific to each plant operation, can be implemented at significantly lower cost than any alternatives, and will meet or exceed environmental requirements.” The Marsulex solution will be offered to customers on a fee-for-service contract basis.

Mr.   Gee said the formation of the alliance with EERC and APC provides customers with a powerful suite of expertise, including supercomputer modeling, pilot plant analytical tools and the capability to simulate and ultimately optimize system design. “In addition to the technology and experience the partners bring to the team, they also add superior credibility. Both are recognized leaders in their fields and already have a solid base of utility customers. This alliance gives Marsulex access to those customers.”

Mr.   Gee said the market potential is significant. Industry data indicates that in the US alone, utilities plan to install over 175 selective catalytic reduction (SCR) units, the most popular NOx reduction technology, on coal-fired power plants. “The attraction of our technology is that it will be able to predict and engineer solutions for SO3 emissions that will keep them below levels that would cause plume formation.”

-more-

About EERC
The EERC is recognized internationally as an expert in scientifically advanced energy systems and the prevention and cleanup of air, water, and soil pollution. Established as a federal research and development facility in 1951, the EERC has been a part of the University of North Dakota since 1983. With a staff of more than 210 talented scientists, engineers, and support personnel, the EERC is one of the leading developers of energy and environmental technologies in the world.

About APC
APC is the global leader in energy recovery systems, including combustion air preheaters, gas-gas reheaters, high temperature heat exchangers and coal pulverizers. Headquartered in Wellsville, NY, APC manages operations throughout the US and in Europe, Asia and South America. APC maintains an aggressive R&D capability with over 60 US patents in the last six years. This keen technology focus has resulted in the most advanced designs and solutions for air preheater efficiency, availability and reliability. Together with its affiliates, APC serves 80% of the world’s utility fossil power producers.

About Marsulex
Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The Company encompasses the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets.

####

For further information:

David M. Gee	Laurie Tugman
President and CEO Tel: (416) 496-4178	Executive Vice President & CFO Tel: (416) 496-4157

MARSULEX

N E W S   R E L E AS E

MARSULEX REPORTS RESULTS FOR FIRST QUARTER 2003

EBITDA Increases 20% to $6.7 Million

TORONTO, Canada, April 28, 2003 — Marsulex Inc. (TSX: MLX) today announced earnings before interest, taxes, depreciation and amortization (EBITDA(1)) of $6.7 million for the first quarter ending March 31, 2003, compared with $5.6 million for the same period last year, an increase of 20%. Revenue for the period was $32.0 million compared with $36.0 million last year. Net earnings were $0.8 million (2002: $2.0 million) or $0.026 per share basic (2002: $0.063). Net earnings for the first quarter last year included a gain of $3.6 million on the sale of the Power Generation group’s parts and service business.

Refinery Services reported EBITDA of $6.0 million compared with $4.3 million for the same period last year. While certain refinery customers faced some operational challenges in the first quarter, the group’s sulphur prilling operations reported improved results and the tail gas facility at the BP Whiting refinery that was completed in the third quarter last year contributed to first quarter earnings.

The Western Markets group reported EBITDA of $3.7 million for the first quarter (2002: $3.7 million). Higher product volumes for the group were offset by higher energy and raw material costs during the period.

EBITDA for the Power Generation group was a loss of $1.0 million compared with earnings of $0.3 million last year. This reflected lower revenue as a result of the completion of the Virginia Power project in the first quarter last year and the group’s continued investment in new compliance solutions for the power sector.

Marsulex President and Chief Executive Officer, David Gee, said he was pleased with the results. “The results met our expectations and reflect our increased focus on outsourced compliance solutions coupled with the successful disposition of several non-core businesses which has led to a strong performance from our core businesses. This was further supported by our ongoing efforts to reduce operating and corporate costs. We have also been successful in restructuring our balance sheet with the result that interest costs have declined significantly.” Interest costs for the first quarter were $1.5 million compared with $3.3 million last year.

The Company also said that the results were consistent with its expectations for the year.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

A conference call with analysts to review the First Quarter 2003 results will be webcast live on www.newswire.ca/webcast Tuesday, April 29, 2003 at 10:00 a.m. Eastern Time.

(1)

EBITDA is defined as earnings before interest, tax, depreciation and amortization, and can be calculated using the financial statement items of earnings (loss) from continuing operations before income taxes, minority interest and amortization of goodwill adjusted to exclude the impact of interest expense, amortization of deferred charges, foreign exchange gains (losses), unusual gains (losses), depreciation gains (losses) on disposal of property, plant and equipment and interest income. Management considers EBITDA to be a meaningful indicator of the Company’s ability to service and/or incur debt, however, it is not a defined measure of operating performance under Canadian generally accepted accounting principles (GAAP). Marsulex’s calculation of EBITDA may be different than calculation used by other entities.

This news release may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

####

For further information:

David M. Gee	or	Laurie Tugman
President and CEO Tel: (416) 496-4178		Executive Vice President amp;CFO Tel: (416) 496-4157

MARSULEX INC.
Consolidated Balance Sheets
(in thousands of dollars)

	March 31, 2003 (unaudited)	December 31, 2002

Assets
Current assets:
Cash and cash equivalents	$10,294	$7,940
Accounts receivable	23,288	25,332
Due from Chemtrade Logistics	900	900
Inventories	1,668	1,888
Future tax asset	267	267
Prepaid expenses and other assets	590	1,102

	37,007	37,429
Property, plant and equipment	138,468	134,424
Deferred charges and other assets, net of accumulated amortization	4,965	5,337
Goodwill and intangible assets, net of accumulated amortization	57,935	61,831

	$238,375	$239,021

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$12,215	$9,207
Accrued liabilities	13,972	11,348
Interest payable	2,146	--
Income taxes payable	903	838

	29,236	21,393
Long-term debt	89,192	95,943
Deferred revenues	1,529	1,818
Other liabilities	9,193	9,888
Future tax liability	17,495	17,844
Shareholders' equity:
Capital stock	57,625	57,625
Retained earnings	32,676	31,865
Foreign currency translation adjustment	1,429	2,645

	91,730	92,135

	$238,375	$239,021

MARSULEX INC.
Consolidated Statements of Operations (unaudited)
(in thousands of dollars, except per share amounts)

	Three months ended March 31

	2003	2002

Revenue	$31,959	$35,980
Cost of sales and services	20,917	25,532

Gross profit	11,042	10,448
Selling, general, administrative and other costs	4,305	4,849
Loss on disposal of property, plant and equipment	--	23
Depreciation	4,150	3,786
Unusual items (note 3)	--	(3,612)
Amortization of deferred charges and intangible assets	188	132
Interest income	(63)	(672)
Interest expense	1,502	3,313

Earnings before income taxes and minority interest	960	2,629
Income taxes (recovery):
Current	241	513
Future	(92)	(91)

	149	422

Earnings before minority interest	811	2,207
Minority interest	--	225

Net earnings	$811	$1,982

Earnings per share
Basic:	$0.026	$0.063
Diluted:	$0.025	$0.062

Consolidated Statement of Retained Earnings (unaudited)
For the three months ended March 31, 2003
with comparative figures for 2002
(in thousands of dollars)

	2003	2002

Retained earnings, beginning of year:	$31,865	$39,552
Net earnings	811	1,982

Retained earnings, end of period	$32,676	$41,534

MARSULEX INC.
Consolidated Statements of Cash Flow (unaudited)
(in thousands of dollars)

	Three months ended March 31

	2003	2002

Cash provided by (used in):
Operating activities:
Net earnings	$811	$1,982
Items not affecting cash:
Depreciation	4,150	3,786
Loss on disposal of property, plant and equipment	--	23
Gain on disposal of parts and services business and other assets	--	(3,612)
Amortization of deferred charges	78	132
Amortization of intangible assets	110	--
Future income taxes	(92)	(91)
Minority interest	--	225
Other non cash items	(84)	(3)

	4,973	2,442
Decrease in non-cash operating working capital	9,355	5,189

Cash provided by operating activities	14,328	7,631
Financing activities:	--	--
Investing activities:
Proceeds on disposals of property, plant and equipment (notes 3)	--	3,358
Additions to property, plant and equipment	(11,673)	(10,331)
Increase in other assets	(58)	(743)
Decrease (increase) in other assets	--	(4,294)
Note from Chemtrade Logistics	--	4,305

	(11,731)	(7,705)
Foreign exchange loss on cash held in foreign currency	(243)	(49)

Increase (decrease) in cash and cash equivalents	2,353	(123)
Cash and cash equivalents - beginning of period	7,940	118,148

Cash and cash equivalents - end of period	$10,294	$118,025

MARSULEX INC.
Notes to Consolidated Financial Statements

1.	Basis of presentation:

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated statements except for the change in accounting policies described in note 2 below. These unaudited interim period financial statements do not include all the disclosures required by generally accepted accounting principles and accordingly should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company’s 2002 Annual Report.

2.	Changes in accounting policies:

(a)   Hedging Relationships:

The Company adopted the new CICA Accounting Guideline (“AcG 13”) Hedging Relationships on January 1, 2003. This guideline requires the identification, designation, documentation and assessment of the effectiveness of hedging relationships, for the purpose of applying hedge accounting and discontinues hedge accounting of existing hedges. The adoption of this standard did not have an impact on its financial position since the Company’s only material hedging relationship relates to its US dollar denominated debt used to acquire its US operations. This has been accounted for as a hedging relationship as disclosed in note 1(f) to the consolidated financial statements included in the Company’s 2002 Annual Report.

(b) Disclosure of Guarantees:

On January 1, 2003 the Company adopted the new CICA Accounting Guideline (“AcG 14”). The quideline requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantees. It also requires disclosure in interim and annual financial statements of its obligations under certain guarantees it has issued. The initial recognition and measurement provisions of AcG 14 are to be applied prospectively to guarantees issued or modified after December 31, 2002. Adoption of AcG 14 did not have a material impact on financial statements of the Company.

In the normal course of business, the Company enters into numerous agreements that may contain features that meet the AcG 14 definition of a guarantee. The guideline defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments (either in cash, financial instruments, other assets, shares of our stock or provision of services) to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another third party to pay its indebtedness when due.

In the sale of all or a part of a business, in addition to possible indemnification relating to failure to perform covenants and breach of representations and warranties, the Company may agree to indemnify against claims from the past conduct of the business. Typically, the term and amount of such indemnification will be limited by the agreement. The nature of these indemnification agreements prevents the Company from estimating the potential liability that the Company could be required to pay to counterparties. Where the Company believes the payment of an amount is likely and the amount can be reasonably estimated, the amounts will be accrued. As disclosed in note 14(c) to the consolidated financial statements included in the Company’s 2002 Annual Report, the Company has indemnified Chemtrade Logistics Inc. for Notices and Findings of Violation relating to a facility it purchased and in the opinion of management, this will not have a material impact upon the financial position of the Company.

3.	Unusual item — Disposal of parts and service business and other assets:

On January 31, 2002, the Company completed the sale of its parts and service business and other assets for gross proceeds of $6.5 million, of which $3.4 million was received in cash.

MARSULEX INC.
Notes to Consolidated Financial Statements

3.	Unusual item — Disposal of parts and service business and other assets (continued):

(in thousands of dollars)

Proceeds of disposition	$6,545
Net book value and costs of sale	2,933

Gain on sale, before income taxes	3,612
Income taxes	--

Gain on sale, net of tax	$3,612

4.	Stock Compensation

The Company’s results would have been as follows had it elected to recognize the cost of its stocked-based compensation based on the estimated fair value of stock options granted subsequent to January 1, 2002:

(in thousand of dollars, except per share amounts)	Three months ended March 31, 2003		Three months ended March 31, 2002
Net earnings as reported	$811		$1,982
Adjustment for stock options	63		20

Pro forma net earnings	$748		$1,962

Pro forma basic earnings per share	$0.0	24	$0.063
Pro forma diluted earnings per share	$0.0	24	$0.062

During the period no new options were granted. The fair value of the stock options was estimated in 2002 and there are no changes to assumptions used in the Black-Scholes option-pricing model.

5.	Stock Compensation Certain 2002 balances have been reclassified to conform to presentation adopted in 2003.

6.	Business segments

The Company’s activities are divided into four reportable segments. The three operating segments are Refinery Services, Western Markets and Power Generation. The fourth non-operating segment is Corporate Support, which provides centralized services, such as project execution support, finance, information systems, human resources and risk management to the preceding operating segments.

Refinery Services provides outsourced compliance solutions to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, S02 recovery to ensure air quality compliance and regeneration of spent sulphuric acid produced during octane enhancement of gasoline.

Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry.

MARSULEX INC. Notes to
Consolidated Financial Statements

6.     Business segments (continued):

Schedule of business segments (unaudited)
For the three months ended March 31
(in thousands of dollars)

	Refinery Services		Western Markets		Power Generation		Corporate Support		Total
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Revenue from external customers	17,512	16,082	13,240	12,283	1,207	7,615	--	--	31,959	35,980

Earnings (loss) before the undernoted	5,973	4,278	3,726	3,710	(976)	276	(1,986)	(2,665)	6,737	5,559
Depreciation, including loss on disposal	3,508	3,117	332	322	258	312	52	58	4,150	3,809
Unusual items	--	--	--	--	--	--	--	(3,612)	--	(3,612)
Amortization of deferred charges
and intangible assets	--	--	--	--	--	--	188	132	188	132
Interest income	--	--	--	--	--	--	(63)	(672)	(63)	(672)
Interest expense	--	--	--	--	--	--	1,502	3,313	1,502	3,313

Earnings (loss) before income taxes,
and minority interest	2,465	1,161	3,394	3,388	(1,234)	(36)	(3,665)	(1,884)	960	2,629

Total assets before goodwill	137,749	131,595	20,676	22,378	7,345	9,609	14,670	13,608	180,440	177,190
and intangible assets (1)
Goodwill and intangible assets (1)	46,103	49,441	4,468	4,468	7,364	7,922	--	--	57,935	61,831

Total assets of continuing operations (1)	183,852	181,036	25,144	26,846	14,709	17,531	14,670	13,608	238,375	239,021

Capital expenditures from continuing operations	11,501	9,506	84	9	78	806	10	10	11,673	10,331

(1) 2002 assets are at December 31

MARSULEX

MARSULEX INC.   — First Quarter 2003

MANAGEMENT DISCUSSION & ANALYSIS

The following provides additional analysis of Marsulex’s operations and financial position. It is supplementary information and should be read in conjunction with the consolidated financial statements and accompanying notes.

REVIEW OF FIRST QUARTER 2003

o	The Refinery Services group reported a 40% increase in EBITDA reflecting improved operating conditions over last year despite certain operating challenges at some refinery customers and strong first quarter results for the group’s sulphur prilling operation. EBITDA for the Western Markets group was steady with the first quarter last year, reflecting higher volume sales that were offset by increased energy and raw material costs.

o	The Power Generation group incurred a loss, which reflected the group’s continuing investment in air quality compliance solutions for the power sector.

o	Construction of the environmental compliance facilities at the Syncrude Upgrader Expansion project in Mildred Lake, Alberta (Syncrude project) continued on schedule.

RESULTS OF OPERATIONS

The Company is focused on providing outsourced environmental compliance solutions to the oil refining and power generation industries through its Refinery Services and Power Generation operating segments. Through the Western Markets operating segment, sulphur based by-products produced as part of air quality compliance are upgraded and distributed. A fourth, non-operating segment, Corporate, provides centralized services such as project execution support, finance, information systems, human resources, and risk management to the operating segments.

Revenue and Gross Profit
Consolidated revenue was $32.0 million for the first quarter in 2003, down $4.0 million, or 11.1% from $36.0 million for the same period in 2002 and primarily reflects the completion of the Virginia Power project in the first quarter of 2002.

Gross profit for the first quarter in 2003 was $11.0 million, up $0.5 million, or 4.8% from the gross profit of $10.5 million for the same period of 2002. As a percentage of revenue, gross profit increased from 29.2% for the first quarter in 2002 to 34.4% for the same period in 2003 reflecting the improved quality of earnings resulting from the increased focus on outsourced air quality compliance solutions.

Refinery Services provides outsourced compliance services to major oil refinery customers in the United States and Canada, primarily extraction and recovery of sulphur from hydrogen sulphide gas created during the refining process, SO2 recovery to ensure air quality compliance, and regeneration of spent sulphuric acid produced during the octane enhancement of gasoline.

Refinery Services’ revenue was $17.5 million for the first quarter in 2003 compared to $16.1 million for the same period in 2002. This reflects a general improvement over last year’s tough market conditions for refinery customers and a good first quarter for the sulphur prilling operations.

Western Markets upgrades sulphur-based by-products produced as part of air quality compliance activities. For example, it is one of the leading suppliers of alum, a water treatment chemical used extensively by municipalities for water and sewage treatment. This and other chemicals are marketed to customers in North America.

Revenue for Western Markets for the first quarter in 2003 was $13.2 million compared with $12.3 million for the same period in 2002, an increase of 7.3%. The increase reflects higher volumes for most of the group’s products.

Power Generation provides outsourced environmental services, primarily air quality compliance, to customers in the power generation industry. These services enable power generators to meet compliance obligations, as well as to achieve fuel flexibility and access to the savings of lower cost high-sulphur fuel. A newly developed service — CleanStack™ — a solution for sulphur trioxide emissions of utilities is now being marketed.

Revenue for Power Generation was $1.2 million for the first quarter in 2003, down 84.2% from $7.6 million for the same period in 2002 reflecting the completion of the Virginia Power project in the first quarter of 2002.

Selling, General, Administrative and Other Costs
Selling, general, administrative and other costs were $4.3 million for the first quarter in 2003 compared to $4.9 million for the same period in 2001, a decrease of $0.6 million or 12.2%. The decrease reflects the positive impact of cost saving initiatives implemented in the last half of 2002 in both the businesses and corporate.

Earnings before interest, tax, depreciation and amortization (EBITDA)
EBITDA is presented because management believes it is a widely used financial indicator of the Company’s ability to service and/or incur debt. EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP) and should not be considered as an alternative to net earnings, consolidated cash flow from operations or any other measure of performance required by GAAP or as an indicator of the Company’s operating performance. The Company’s method of calculating EBITDA may differ from other companies and accordingly, the Company’s EBITDA may not be comparable to measures used by other companies. The following details the Company’s reconciliation of EBITDA to the consolidated statements of operations and to the segmented results of operations as presented in note 6 of the consolidated financial statements.

The consolidated statement of operations:

	Three Months ended March 31

(in thousand of dollars)	2003	2002

EBITDA	6,737	5,559
Loss on disposal of property, plant and equipment	--	23
Depreciation	4,150	3,786
Unusual items gain	--	(3,612)
Amortization of deferred charges and intangible assets	188	132
Interest income	(63)	(672)
Interest expense	1,502	3,313

Earnings before income taxes and minority interest	960	2,629

EBITDA for the first quarter in 2003 was $6.7 million compared to $5.6 million for the same period in 2002. As a percent of revenue, EBITDA for the first quarter in 2003 improved to 21.1% from 15.5% for the same period in 2002. On a four-quarter rolling basis, EBITDA as a percentage of revenue in the first quarter of 2003 improved to 21.8% from 20.3% for the fourth quarter in 2002 and 17.0% for the first quarter in 2002.

The operating segments:

	Refinery Services		Western Markets		Power Generation		Corporate Support

(in thousands of dollars)	Q1 2003	Q1 2002	Q1 2003	Q1 2002	Q1 2003	Q1 2002	Q1 2003	Q1 2002

EBITDA	5,973	4,278	3,726	3,710	(976)	276	(1,986)	(2,665)
Depreciation, including
loss on disposal	3,508	3,117	332	322	258	312	52	58
Unusual items gain	--	--	--	--	--	--	--	(3,612)
Amortization of deferred
charges and intangible
assets	--	--	--	--	--	--	188	132
Interest income	--	--	--	--	--	--	(63)	(672)
Interest expense	--	--	--	--	--	--	1,502	3,313

Earnings (loss) (1)	2,465	1,161	3,394	3,388	(1,234)	(36)	(3,665)	(1,884)

(1)    Earnings (loss) before income taxes, and minority interest.

For the first quarter in 2003 EBITDA for Refinery Services was $6.0 million compared to $4.3 million for the same period in 2002. This reflected a general improvement over last year’s tough market conditions for refinery customers and a good first quarter for the sulphur prilling operations. The full benefit of this improvement was reduced by certain operating problems some of the refinery customers faced during the quarter. For example, the BP Whiting refinery experienced a fire in late February that affected its operations for a few weeks. The quarter also includes earnings from the new tail gas facility at the BP Whiting refinery that came on stream in the third quarter of 2002.

Western Markets’ EBITDA for the first quarter in 2003 was $3.7 million, comparable to the first quarter in 2002. The steady performance was the result of the higher sales being offset to some extent by higher energy and raw material costs.

EBITDA for Power Generation for the first quarter in 2003 was a loss of $1.0 million compared to earnings of $0.3 million for the same period in 2002. This reflects the Company’s continued investment in this strategic business and the completion of the Virginia Power project in the first quarter of 2002. The Power Generation segment also includes the Company’s first outsourcing agreement in the cement industry with Holcim Inc. under which the customer takes all of the production from the Company’s CP-Gyp facility in Dundee, Michigan. For a number of reasons, the customer stopped accepting product in March of 2003 and the Company subsequently idled the plant. In accordance with the terms of the agreement, the matter is now in arbitration. As noted in the 2002 Annual Report the Company has a net asset value in the CP-Gyp facility and operations of approximately US$5 million.

Corporate costs for the first quarter in 2003 were $2.0 million compared to $2.7 million for the same period in 2002 and reflect the positive impact of the cost saving initiatives implemented in the last half of 2002. Due to the timing in Corporate spending, these costs are expected to fluctuate quarter to quarter.

Depreciation
Depreciation expense for the first quarter in 2003 was $4.2 million compared to $3.8 million for the same period in 2002, an increase of $0.4 million or 10.5%. This increase is primarily attributable to depreciation relating to the new BP Whiting facility.

Interest Expense, net of interest income
Net interest expense was $1.4 million for the first quarter in 2003, a decrease of $1.2 million or 46.2% over the $2.6 million net interest expense for the same period in 2002 and is primarily the result of the purchase of the Senior Subordinated Notes in August 2002. However, interest costs are expected to increase once the Syncrude project financing is in place. The reduction in interest income is due to lower cash balances.

Income Taxes
Total income tax expense for the first quarter in 2003 was $0.2 million on earnings before income taxes, and minority interest of $1.0 million. This resulted in an overall effective income tax rate of 15.5% compared to a statutory rate of 36.6%.

The Company continues to expect cash taxes for the 2003 year to be under $1 million.

Net earnings
For the first quarter in 2003, the Company earned $0.8 million compared to net earnings of $2.0 million for the same period in 2002. Net earnings for the first quarter in 2002 included the gain of $3.6 million on the sale of the parts and services business. When the impact of this unusual item is removed from the first quarter in 2002, the Company’s earnings improved $2.4 million and reflect the improved EBITDA, the reduced net interest expense resulting from the purchase of the Senior Subordinated Notes and the reduced minority interest resulting from the acquisition of the remaining 35% interest in Sulconam Inc.

CONSOLIDATED BALANCE SHEETS

Total assets were $238.4 million at March 31, 2003 comparable to December 31, 2002.

The net book value of property, plant, and equipment at March 31, 2003 increased to $138.5 million from the December 31, 2002 balance of $134.4 million. This increase is primarily due to capital additions during the first quarter in 2003 of $11.7 million offset by depreciation expense of $4.2 million, and the foreign exchange impact of a stronger Canadian dollar versus the US dollar for US property, plant, and equipment, the impact of which is included in the foreign currency translation adjustment.

Accounts receivable decreased by $2.0 million to $23.3 million from the December 31, 2002 balance of $25.3 million. Total current liabilities increased by $7.8 million to $29.2 million from the December 31, 2002 balance of $21.4 million reflecting the timing in payments relating to the Company’s Syncrude project as well as $2.2 million relating to the interest payment which is due June. The first installment of $0.9 million of the remaining $2.7 due from Chemtrade Logistics Inc. for finalization of the working capital is due May 1, 2003.

The decrease in debt of $6.7 million during the first quarter in 2003 is due to the strengthening of the Canadian dollar versus its US counterpart. The foreign exchange gain relating to the US denominated Senior Subordinated Notes is included in the foreign currency translation adjustment.

Share Capital Outstanding

	March 31, 2003	December 31, 2002

Number of common shares	26,833,550	26,833,550
Number of convertible shares, non-voting	4,720,182	4,720,182
Number of options	2,658,616	2,674,450

Financial Condition & Liquidity

	March 31, 2003	December 31, 2002

Cash (in millions of dollars)	$ 10.3	$ 7.9
Debt (in millions of dollars)	$ 89.2	$95.9
Net debt (1) (in millions of dollars)	$ 78.9	$88.0
Debt to Equity	1.0x	1.0x
Net debt to EBITDA (2)	2.7x	3.1x
Net debt to Equity	0.9x	1.0x
Interest coverage(2) (EBITDA to interest expense)(3)	3.1x	2.5x

(1)     Net debt is defined as total debt less cash and cash equivalents.

(2)     For the last four quarters ending March 31, 2003 and for the year ended December 31, 2002.

(3)	Interest expense at March 31, 2003 is for the last 4 four quarters. The interest coverage on a proforma basis giving effect to the reduction in Senior Subordinated Notes outstanding was 3.5x at March 31, 2003 and 3.1x at December 31, 2002 using exchange rates of 1.4678 and 1.5789 at March 31, 2003 and December 31, 2002 respectively .

Cash and cash equivalents at the end of the first quarter in 2003 were $10.3 million with excess cash invested in short-term, interest-bearing deposits.

The Company is in the process of securing new debt financing to support its financial commitments relating to the construction of the Company’s Syncrude project. Once the new financing is in place to support existing Syncrude project commitments, the Company will use cash generated from operations, along with any new operating credit facility, to either pay down debt or fund its growth strategy. The growth strategy includes acquisition or expansion of processing operations, development of new technologies, and development or expansion of the Company’s presence in new markets and, to the extent required, the Company will seek new outside financing to fund this growth strategy.

Although the Company’s financial indicators have improved, the assumption of increased debt for the Syncrude project will cause these indicators to change until the project is completed.

Working Capital
The Company’s working capital, excluding cash and cash equivalents and current portion of long-term debt, was negative $2.5 million at March 31, 2003 compared to positive $8.1 million at December 31, 2002 and is primarily the result of the increase in current liabilities. Given the size of the Company and the significant planned capital expenditures, it is not unusual for the Company to experience temporary fluctuations in working capital.

The decrease in working capital resulted in a decrease in the current ratio, excluding cash and cash equivalents, from 1.38:1 at the end of 2002 to 0.91:1 at the end of the first quarter in 2003.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash Flow from Operations
At the end of the first quarter in 2003, the Company generated $5.0 million in cash from operations before changes in non-cash working capital, compared to $2.4 million for the same period in 2002. The increase was due to the increase in earnings and the lower interest expense for the first quarter in 2003.

Cash and cash equivalents at March 31, 2003 was 10.2 million compared to $7.9 million at December 31, 2002 and is the result of the increase in cash from operations.

Capital Expenditures

	Three Months ended March 31

(in thousand of dollars)	2003	2001

Expansion projects	11,007	9,072
Maintenance capital	666	1,259
Total capital expenditures (1)	11,673	10,331

(1)	During the three months ended March 31, 2003 $666,000 of financing costs were capitalized, compared to $688,000 for the same period in 2002.

Capital expenditures for the first quarter in 2003 were $11.7 million compared to $10.3 million for the same period in 2002.

Construction on the Syncrude project is well under way. As a result of the fixed price contracts the Company has in place, the current labour conditions of the Fort McMurray area should not have any significant impact on the Company’s timing or expected capital investment in the project. The project is scheduled for completion in 2004, with the startup tied to the overall completion of Syncrude’s Upgrader Expansion project.

OUTLOOK

The Company expects its core operating businesses to continue to perform in line with expectations for the year, that is, improved results over last year from the Refinery Services group, and normal levels of operations from Western Markets. Investment by the Power Generation group will continue, with emphasis on the CleanStack™ SO3 emissions solution.

Overall, the Company expects 2003 results to be similar to 2002.

Forward-looking Statements
The foregoing may contain forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including financial considerations and those predicting the timing and market acceptance of future products. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

April 29, 2003	By:	/s/ Lucio Milanovich

Lucio Milanovich Director, Finance